SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

FelCor Lodging Trust Incorporated
(Name of Issuer)
$1.95 Series A Cumulative Convertible Preferred Stock
Depositary Shares representing 8% Series C Cumulative Redeemable Preferred Stock
(Title of Class of Securities)
31430F200
31430F507
(CUSIP Number)
Aaron Hood
Perella Weinberg Partners Capital Management LP
767 Fifth Avenue
New York, NY 10153
(212) 287-3305
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 7. Materials to be Filed as Exhibits.
SIGNATURES
EX-99.2

CUSIP No.	31430F200, 31430F507	SCHEDULE 13D/A	Page	2	of	11	Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS XERION MASTER FUND LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	596,654 shares of $1.95 Series A Cumulative Convertible Preferred Stock (the “Series A Stock”)
839,283 depositary shares (the “Depositary Shares”), representing 8,393 shares of 8% Series C Cumulative Redeemable Preferred Stock (the “Series C Stock”)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1  The percentages used herein and in the rest of the Schedule 13D are calculated based upon an aggregate of 19,678,475 shares of Series A Stock and Depositary Shares currently outstanding, which consists of 12,880,475 shares of Series A Stock currently outstanding and 6,798,000 Depositary Shares representing 67,980 shares of Series C Stock currently outstanding, as reported in the Company’s Definitive Information Statement on Schedule 14C filed on August 13 , 2010.

CUSIP No.	31430F200, 31430F507	SCHEDULE 13D/A	Page	3	of	11	Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS XERION EQUITY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	31430F200, 31430F507	SCHEDULE 13D/A	Page	4	of	11	Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS XERION FUND GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	31430F200, 31430F507	SCHEDULE 13D/A	Page	5	of	11	Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	31430F200, 31430F507	SCHEDULE 13D/A	Page	6	of	11	Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	31430F200, 31430F507	SCHEDULE 13D/A	Page	7	of	11	Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS GROUP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

596,654 shares of Series A Stock 839,283 Depositary Shares, representing 8,393 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.	31430F200, 31430F507	SCHEDULE 13D/A	Page	8	of	11	Pages
     This Amendment No. 2 amends the Schedule 13D filed on August 12, 2010 (the “Original Schedule 13D”), as amended on August 24, 2010 (“Amendment No. 1”). Information reported in the Original Schedule 13D, as amended by Amendment No. 1, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D or Amendment No. 1, as applicable. This Amendment No. 2 amends Item 7 as set forth below.
Item 7. Materials to be Filed as Exhibits.
     Item 7 is hereby amended and supplemented by the addition of the following:
          Exhibit 2: Letter Agreement by and between P. Schoenfeld Asset Management LP and Perella Weinberg Partners Xerion Master Fund Ltd.

CUSIP No.	31430F200, 31430F507	SCHEDULE 13D/A	Page	9	of	11	Pages
SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 2, 2010

PERELLA WEINBERG PARTNERS XERION MASTER FUND LTD.
/s/ Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS XERION EQUITY LP
/s/ Aaron Hood
Name:	Aaron Hood
Title:	Partner and Authorized Person

PERELLA WEINBERG PARTNERS XERION FUND GP LLC
/s/ Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP
/s/ Aaron Hood
Name:	Aaron Hood
Title:	Partner and Authorized Person

PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT GP LLC
/s/ Aaron Hood
Name:	Aaron Hood
Title:	Authorized Person

PERELLA WEINBERG PARTNERS GROUP LP
/s/ Aaron Hood
Name:	Aaron Hood
Title:	Partner and Authorized Person